UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-102)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 5)*

CORELOGIC, INC.
(Name of Issuer)

COMMON STOCK, $0.00001 PAR VALUE
(Title and Class of Securities)

21871D103
(CUSIP number)

Highfields Capital Management LP
Attention: Joseph F. Mazzella
John Hancock Tower
200 Clarendon Street, 59th Floor
Boston, MA 02116
(617) 850-7500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 25, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box
[X] .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

CUSIP No. 21871D103	13D/A	Page 2 of 16 Pages

1		NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Highfields Capital Management LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) [ ] (b) [X]

3		SEC use only

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,149,719
OWNED BY
EACH	8	SHARED VOTING POWER
REPORTING
PERSON WITH
--0--
	9	SOLE DISPOSITIVE POWER

8,149,719
	10	SHARED DISPOSITIVE POWER

--0--
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,149,719
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	[ ]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No. 21871D103	13D/A	Page 3 of 16 Pages

1		NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Highfields GP LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) [ ] (b) [X]

3		SEC use only

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,149,719
OWNED BY
EACH
REPORTING	8	SHARED VOTING POWER
PERSON WITH
--0--
	9	SOLE DISPOSITIVE POWER

8,149,719
	10	SHARED DISPOSITIVE POWER

--0--
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,149,719
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	[ ]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No. 21871D103	13D/A	Page 4 of 16 Pages

1		NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Highfields Associates LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) [ ] (b) [X]

3		SEC use only

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,149,719
OWNED BY
EACH
REPORTING	8	SHARED VOTING POWER
PERSON WITH
--0--
	9	SOLE DISPOSITIVE POWER

8,149,719
	10	SHARED DISPOSITIVE POWER

--0--
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,149,719
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	[ ]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No. 21871D103	13D/A	Page 5 of 16 Pages

1		NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jonathon S. Jacobson
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) [ ] (b) [X]

3		SEC use only

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,149,719
OWNED BY
EACH	8	SHARED VOTING POWER
REPORTING
PERSON WITH
--0--
	9	SOLE DISPOSITIVE POWER

8,149,719
	10	SHARED DISPOSITIVE POWER

--0--
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,149,719
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	[ ]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 21871D103	13D/A	Page 6 of 16 Pages

1		NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Highfields Capital I LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) [ ] (b) [X]

3		SEC use only

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		773,762
OWNED BY
EACH	8	SHARED VOTING POWER
REPORTING
PERSON WITH
--0--
	9	SOLE DISPOSITIVE POWER

773,762
	10	SHARED DISPOSITIVE POWER

--0--
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

773,762
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	[X]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.7%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No. 21871D103	13D/A	Page 7 of 16 Pages

1		NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Highfields Capital II LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) [ ] (b) [X]

3		SEC use only

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,732,029
OWNED BY
EACH	8	SHARED VOTING POWER
REPORTING
PERSON WITH
--0--
	9	SOLE DISPOSITIVE POWER

1,732,029
	10	SHARED DISPOSITIVE POWER

--0--
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,732,029
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	[X]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No. 21871D103	13D/A	Page 8 of 16 Pages

1		NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Highfields Capital III L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) [ ] (b) [X]

3		SEC use only

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,643,928
OWNED BY
EACH
REPORTING	8	SHARED VOTING POWER
PERSON WITH
--0--
	9	SOLE DISPOSITIVE POWER

5,643,928
	10	SHARED DISPOSITIVE POWER

--0--
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,643,928
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	[X]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No. 21871D103	13D/A	Page 9 of 16 Pages

     This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends the Statement on Schedule 13D filed on January 17, 2008, as amended by Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed on April 14, 2008, as further amended by Amendment No. 2 to Schedule 13D (“Amendment No. 2”) filed on January 11, 2010, and as further amended by Amendment No. 3 to Schedule 13D (“Amendment No. 3”) filed on September 9, 2010, and as further amended by Amendment No. 4 to Schedule 13D filed on January 10, 2011 by the Reporting Persons (as so amended, the “Schedule 13D”), with respect to the shares of common stock, par value $0.00001 per share, of CoreLogic, Inc., a Delaware corporation (“Corelogic” or the “Issuer”). This Amendment No. 5 is being filed to supplement the Item 4 and certain other information contained herein. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D.

Item 1. Security and Issuer.

     The securities to which this Amendment No. 5 relates are shares of common stock, par value $0.00001 per share (the “Shares”), of CoreLogic, Inc. The principal executive officers of the Issuer are located at 1 First American Way, Santa Ana, California 92707.

Item 2. Identity and Background.

     (a), (b) and (c) This statement is being filed by the following persons: Highfields Capital Management LP, a Delaware limited partnership (“Highfields Capital Management”), Highfields GP LLC, a Delaware limited liability company (“Highfields GP”), Highfields Associates LLC, a Delaware limited liability company (“Highfields Associates”), Jonathon S. Jacobson, Highfields Capital I LP, a Delaware limited partnership (“Highfields I”), Highfields Capital II LP, a Delaware limited partnership (“Highfields II”), and Highfields Capital III L.P., an exempted limited partnership organized under the laws of the Cayman Islands (“Highfields III”). Highfields I, Highfields II and Highfields III are together referred to herein as the “Funds.” Highfields Capital Management, Highfields GP, Highfields Associates, Mr. Jacobson and the Funds are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons” or “Highfields.”

     Highfields Capital Management is principally engaged in the business of providing investment management services to the Funds, and to Highfields Capital IV LP, a Delaware limited partnership, and Highfields Capital Ltd., a Cayman Islands exempted company, each of which is a limited partner in Highfields III. The business address and principal executive offices of Highfields Capital Management are John Hancock Tower, 200 Clarendon Street, 59th Floor, Boston, Massachusetts 02116.

     Highfields GP is the general partner of Highfields Capital Management. Highfields GP’s principal business is serving as general partner of Highfields Capital Management. The business address and principal executive offices of Highfields GP are John Hancock Tower, 200 Clarendon Street, 59th Floor, Boston, Massachusetts 02116.

     Highfields Associates is the general partner of the Funds. Highfields Associates’ principal business is serving as the general partner of the Funds and of Highfields Capital IV LP. The business address and principal executive offices of Highfields Associates are John Hancock Tower, 200 Clarendon Street, 59th Floor, Boston, Massachusetts 02116.

     Mr. Jacobson is the Managing Member of Highfields GP and the Senior Managing Member of Highfields Associates and his business address is John Hancock Tower, 200 Clarendon Street, 59th Floor, Boston, Massachusetts 02116. Mr. Jacobson also is a Managing Director, and the Chief Executive Officer and Chief Investment Officer, of Highfields Capital Management.

CUSIP No. 21871D103	13D/A	Page 10 of 16 Pages

     The Shares to which this Schedule 13D relates are owned beneficially by the Funds.

     (d) and (e) During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) Each natural person identified in this Item 2 is a citizen of the United States.

Item 4. Purpose of Transaction.

     Item 4 is hereby supplemented by adding the following text to the information previously set forth in Amendment No. 4 to this Schedule 13D.

     The Reporting Persons recently discussed with the Issuer the benefits of considering strategic alternatives to maximize value for shareholders, and in particular, proposed that sale of the Issuer be explored. In connection therewith, the Reporting Persons proposed certain steps to be taken in such process, including the public disclosure of such exploration in order to develop a full range of potential interested parties.

     On August 29, 2011, the Issuer announced its creation of a committee of independent directors to explore options aimed at enhancing shareholder value and the retention of Greenhill & Co. to serve as a financial advisor to assist the committee in its evaluation.

     Also on August 29, 2011, the Reporting Persons sent a letter to the Issuer expressing support for the decision to undertake such process and stating the Reporting Persons belief that sale of the Issuer was in the best interest of shareholders. A copy of this letter is attached hereto as Exhibit B and is incorporated herein by reference.

Further actions by the Reporting Persons will be determined based upon the manner in which the Issuer conducts such process and its results.

Item 5. Interest in Securities of the Issuer.

     The information set forth in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) and (b) As of the date hereof, Highfields I, Highfields II and Highfields III own beneficially 773,762, 1,732,029 and 5,643,928 Shares, respectively, representing approximately 0.7%, 1.6% and 5.3%, respectively, of the 106,412,122 Shares of the Issuer last reported as outstanding.

     As of the date hereof, Highfields Capital Management, Highfields GP, Highfields Associates and Mr. Jacobson, through their respective capacities in which they directly or indirectly control the Funds, have sole voting and dispositive power with respect to all 8,149,719 Shares owned beneficially by the Funds, representing approximately 7.7% of the Issuer’s common stock.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 21871D103	13D/A	Page 11 of 16 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

     Each of the Funds holds a portion of its assets, which may include the Issuer’s securities, in prime brokerage accounts at various institutions, which accounts provide the Funds with access to margin or other financing. The customer and related agreements governing such accounts generally provide the broker counterparty with security, collateral or similar rights of possession, sale or offset with respect to such account assets in the event of a customer default. Such agreements generally also provide the counterparty with rights to lend assets held in such account, in some cases without advance or other notification to the customer. To the extent the Issuer’s securities owned by the Funds are held from time to time in such prime broker accounts they may be subject to such counterparty rights.

     Each of the Funds has entered into cash settled equity swap and other similar derivatives transactions and contracts with one or more counterparties, the value of which is based in whole or in part on the value of the Issuer’s securities.  Each of the Funds has modified, added to and/or unwound certain of such contracts, and expects to do so in the future, including at times when it may be purchasing or selling Issuer securities which the Funds beneficially own.  The profit and loss on such contracts is wholly or partially referenced to, and therefore calculated based on, the market value of the Issuer’s securities, the relative value of such securities in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the Issuer’s securities may be included, or a combination of any of the foregoing.

      The equity swap contracts described above do not, and will not at any time, give the Reporting Persons voting or investment power over any Issuer securities referenced therein. Accordingly, the Reporting Persons disclaim beneficial ownership in any Issuer securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.

Item 7. Material to be Filed as Exhibits.

     The information set forth in Item 7 of the Schedule 13D is hereby amended as follows:

Exhibit A	Joint Filing Agreement
Exhibit B	Letter to the Board of Directors, dated August 29, 2011

CUSIP No. 21871D103	13D/A	Page 12 of 16 Pages

SIGNATURES

     After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

August 30, 2011
Date

HIGHFIELDS CAPITAL MANAGEMENT LP

By: Highfields GP LLC, its General Partner

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

HIGHFIELDS GP LLC

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

HIGHFIELDS ASSOCIATES LLC

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

JONATHON S. JACOBSON

/s/ Joseph F. Mazzella*
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

* by power of attorney

CUSIP No. 21871D103	13D/A	Page 13 of 16 Pages

HIGHFIELDS CAPITAL I LP

By: Highfields Associates, LLC, its General Partner

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

HIGHFIELDS CAPITAL II LP

By: Highfields Associates, LLC, its General Partner

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

HIGHFIELDS CAPITAL III L.P.

By: Highfields Associates, LLC, its General Partner

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

CUSIP No. 21871D103	13D/A	Page 14 of 16 Pages

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities and Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of the date hereof.

August 30, 2011
Date

HIGHFIELDS CAPITAL MANAGEMENT LP

By: Highfields GP LLC, its General Partner

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

HIGHFIELDS GP LLC

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

HIGHFIELDS ASSOCIATES LLC

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

JONATHON S. JACOBSON

/s/ Joseph F. Mazzella*
Signature

CUSIP No. 21871D103	13D/A	Page 15 of 16 Pages

Joseph F. Mazzella, Authorized Signatory
Name/Title
* by power of attorney

HIGHFIELDS CAPITAL I LP

By: Highfields Associates LLC, its General Partner

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

HIGHFIELDS CAPITAL II LP

By: Highfields Associates LLC, its General Partner

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

HIGHFIELDS CAPITAL III L.P.

By: Highfields Associates LLC, its General Partner

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

CUSIP No. 21871D103	13D/A	Page 16 of 16 Pages

Exhibit B

August 29, 2011

Board of Directors
CoreLogic Inc.
1 First American Way
Santa Ana, CA 92707-5913

Dear Sirs/Madam:

We are writing to express our support for the Board’s decision to hire financial and legal advisors and publicly announce the formation of a Committee of Independent Directors to examine strategic alternatives through a transparent process which will hopefully produce a good outcome for shareholders and also position the company for future success.

As explained in our recent letter, we believe that a sale of the company to a financial or strategic buyer, of which we believe there are many, is the best approach to maximize value for shareholders. Again, we applaud the Board’s announcement and are convinced that an open process that encourages all interested parties to participate will develop numerous attractive alternatives that will benefit shareholders as well as other CoreLogic stakeholders. We look forward to the successful conclusion of this process.

As always, we are available to discuss these and other matters personally with the Board.

Sincerely,

/s/ Jonathon S. Jacobson	/s/ Farhad A. Nanji
Jonathon S. Jacobson	Farhad A. Nanji
Chief Executive Officer	Managing Director

cc: Joseph Johnson, Esq.
Goodwin Procter